SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                   01 May 2007


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 01 May 2007 re: Annual Information Update




                              LLOYDS TSB GROUP plc

                      FSA ANNUAL INFORMATION UPDATE (AIU)

This AIU is required by and is being made pursuant to prospectus rule 5.2 and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date at the date of this AIU and the Company does not undertake any obligation to update the information in future. Furthermore, this information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This AIU does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

Section 1

Regulatory Information Service

Brief description of information published and where        Date of publication
details can be obtained

Annual report and accounts 2005                                      03/04/2006

Notification of transactions relating to the shares of the           06/04/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Daniels, Mr. Fairey & Mr Tate

Notification of transactions relating to the shares of the           19/04/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Lord Leitch

Notification of interests of directors - shareplan                   21/04/2006

Notification of transactions relating to the shares of the           24/04/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Wiscarson, Mr.
Hijkoop & Mrs. Sergeant

Notification of interests of directors - shareplan                   27/04/2006

Application for listing - block listing                              27/04/2006

Notification of interests of directors - shareplan                   28/04/2006

Notification of interests of directors - shareplan                   03/05/2006

Annual information update - Lloyds TSB Group plc                     03/05/2006

Notification of transactions relating to the shares of the           04/05/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Daniels, Ms. Dial, Mr. Fairey, Mr. Kane, Mr. Tate,
Mrs. Weir, Mr. Wiscarson, Mr. Hijkoop & Mrs. Sergeant

Notification of transactions relating to the shares of the           05/05/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mrs. Weir, Mr. Wiscarson & Mrs. Sergeant

Notification of change in director's details                         05/05/2006
- Sir Victor Blank ceased to be a director of Trinity
Mirror plc

Companies Act S211 notification - register of interests in           09/05/2006
shares
- The Capital Group Companies Inc

AGM trading statement                                                11/05/2006

AGM 2006 poll results                                                12/05/2006

AGM statement                                                        15/05/2006

Notification of transactions relating to the shares of the           16/05/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Daniels, Ms. Dial, Mr. Fairey, Mr. Hijkoop, Mr.
Kane, Mrs. Sergeant, Mr. Tate, Mrs. Weir & Mr. Wiscarson

Notification of transactions relating to the shares of the           19/05/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr Fairey

Notification of transactions relating to the shares of the           24/05/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr Kane

Notification of transactions relating to the shares of the           25/05/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Ewan Brown, Mr. Daniels, Mr. Fairey, Mr. Hijkoop, Mr.
Kane, Mrs. Sergeant, Mr. Tate, & Mr. Wiscarson
Notification of interests of directors - shareplan

Notification of transactions relating to the shares of the           02/06/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mrs Weir and Mr. Fairey

Companies Act S211 notification - register of interests in           02/06/2006
shares
- Barclays PLC

Appointment of Lehman Bros as a corporate broker                     07/06/2006

Notification of transactions relating to the shares of the           08/06/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Daniels

Pre close trading update                                             19/06/2006

Companies Act S211 notification - register of interests in           20/06/2006
shares
- Barclays PLC

Notification of interests of directors - shareplan                   21/06/2006

Notification of transactions relating to the shares of the           23/06/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Daniels, Mr. Fairey, Mr. Hijkoop, Mr. Kane, Mrs.
Sergeant, Mr. Tate, & Mr. Wiscarson
Notification of interests of directors - shareplan

Block listing six monthly return                                     03/07/2006

Notification of interests of directors - shareplan                   21/07/2006

Notification of transactions relating to the shares of the           24/07/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Daniels, Mr. Fairey, Mr. Hijkoop, Mr. Kane, Mrs.
Sergeant, Mr. Tate, & Mr. Wiscarson

Acquisition of new and existing general insurance business           25/07/2006
of Pearl Group

Notification of change in director's details                         26/07/2006
- Sir Julian Horn-Smith ceased to be a director of Vodafone Group plc.

Companies Act S211 notification - register of interests in           01/08/2006
shares
- Barclays PLC

Lloyds TSB Group 2006 half-year results                              02/08/2006

Announcement relating to the resignation of Angela Knight            03/08/2006

Base rate change                                                     03/08/2006

Companies Act S211 notification - register of interests in           09/08/2006
shares
- Barclays PLC

Notification of transactions relating to the shares of the           14/08/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Dr. Berndt

Companies Act S211 notification - register of interests in           17/08/2006
shares
Barclays PLC

Prospectus for the issue of GBP600,000,000 fixed/floating            22/08/2006
rate non-cumulative callable preference shares

Notification of transactions relating to the shares of the           23/08/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Daniels, Mr. Fairey, Mr. Hijkoop, Mr. Kane, Mrs.
Sergeant, Mr. Tate, & Mr. Wiscarson

Notification of interests of directors - shareplan                   23/08/2006

Companies Act S211 notification - register of interests in           25/08/2006
shares
Barclays PLC

Notification of interests of directors - shareplan                   21/09/2006

Notification of transactions relating to the shares of the           22/09/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Daniels, Mr. Fairey, Mr. Hijkoop, Mr. Kane, Mrs.
Sergeant, Mr. Tate, & Mr. Wiscarson

Notification of interests of directors - employee share              05/10/2006
schemes

Notification of transactions relating to the shares of the           06/10/2006
issuer by directors, persons discharging managerial responsibility or connected persons
-Ms Dial, Mrs Weir, Mrs. Sergeant, Mr. Tate, & Mr.
Wiscarson

Notification of transactions relating to the shares of the           13/10/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Brown

Notification of transactions relating to the shares of the           16/10/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Tate

Notification of transactions relating to the shares of the           17/10/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Fairey

Notification of interests of directors - employee share              19/10/2006
schemes

Notification of transactions relating to the shares of the           20/10/2006
issuer by directors, persons discharging managerial responsibility or connected persons

- Mr. Kane
Notification of transactions relating to the shares of the           24/10/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Daniels, Mr. Fairey, Mr. Hijkoop, Mr. Kane, Mrs.
Sergeant, Mr. Tate, & Mr. Wiscarson
Notification of interests of directors - shareplan

Notification of transactions relating to the shares of the           24/10/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mrs Weir

Notification of transactions relating to the shares of the           08/11/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Fairey

Announcement relating to the issue of US$1bn American                08/11/2006
Depository shares representing fixed/floating rate non-cumulative callable preference shares

Announcement relating to the implementation of European              22/11/2006
Embedded Value

Notification of transactions relating to the shares of the           22/11/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Daniels, Mr. Fairey, Mr. Hijkoop, Mr. Kane, Mrs.
Sergeant, Mr. Tate, & Mr. Wiscarson

Notification of interests of directors - shareplan                   23/11/2006

Trading update                                                       11/12/2006

Notification of transactions relating to the shares of the           18/12/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Fairey

Notification of change in director's details                         19/12/2006
- Sir Victor Blank ceased to be a director of GUS plc

Notification of interests of directors - shareplan                   21/12/2006

Notification of transactions relating to the shares of the           22/12/2006
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Hijkoop, Mrs.
Sergeant, Mr. Tate, & Mr. Wiscarson

Notification of voting rights and capital                            22/12/2006

Block listing six monthly return                                     02/01/2007

Notification of voting rights and capital                            05/01/2007

Base rate change                                                     11/01/2007

Notification of voting rights and capital                            12/01/2007

Notification of voting rights and capital                            19/01/2007

Notification of interests of directors - shareplan                   23/01/2007

Notification of transactions relating to the shares of the           25/01/2007
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Hijkoop, Mrs.
Sergeant, Mr. Tate, & Mr. Wiscarson

Notification of change in director's details                         29/01/2007
- Sir Julian Horn-Smith ceased to be a director of Smiths
Group plc

Notification of voting rights and capital                            31/01/2007

Notification of interests of directors - employee share              01/02/2007
ownership trust

Notification of transactions relating to the shares of the           09/02/2007
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Brown

Notification of interests of directors - employee share              15/02/2007
ownership trust

Notification of transactions relating to the shares of the           21/02/2007
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Daniels, Mr. Fairey, Mr. Kane, Mrs. Sergeant, Mr.
Tate, & Mr. Wiscarson
Notification of interests of directors - shareplan

Lloyds TSB Group 2006 full year results                              23/02/2007

Announcement relating to the resignation of Deanne Julius            23/02/2007

Notification of transactions relating to the shares of the           27/02/2007
issuer by directors, persons discharging managerial responsibility or connected persons
- Sir Victor Blank

Notification of voting rights and capital                            28/02/2007

Notification of major interests in shares                            07/03/2007
- Legal & General Group Plc

Notification of transactions relating to the shares of the           08/03/2007
issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. Gemmell


Brief description of information published and where details            Date of
can be obtained                                                     publication

(Note 1 below refers)                                            (if applicable
                                                                  -Note 2 below
                                                                        refers)

Notification of transactions relating to the shares of the           09/03/2007
issuer by directors, persons discharging managerial responsibility or connected persons

- Sir Victor Blank

Notification of transactions relating to the shares of the           12/03/2007
issuer by directors, persons discharging managerial responsibility or connected persons

- Mr. Daniels, Ms. Dial, Mr. Fairey, Mr. Kane, Mr. Tate,
  Mrs. Weir,
- Mr. Wiscarson & Mrs. Sergeant

Notification of transactions relating to the shares of the           21/03/2007
issuer by directors, persons discharging managerial responsibility or connected persons

- Dr. Berndt

Notification of transactions relating to the shares of the           22/03/2007
issuer by directors, persons discharging managerial responsibility or connected persons

- Mr. Daniels, Mr. Fairey, Mr. Kane, Mrs. Sergeant, Mr. Tate,
& Mr. Wiscarson

Notification of interests of directors - shareplan
Notification of voting rights and capital                            30/03/2007

Annual report and accounts 2006                                      30/03/2007



Section 2

Registrar of Companies (ROC)

Form        Brief description of information published and where details    Date of
description can be obtained                                                 publication

            (Note 1 below refers)

88(2)R      Return of allotment of shares - 49,797 ordinary shares of 25p   07/04/2006

88(2)R      Return of allotment of shares - 34,996 ordinary shares of 25p   07/04/2006

88(2)R      Return of allotment of shares - 34,102 ordinary shares of 25p   07/04/2006

88(2)R      Return of allotment of shares - 36,423 ordinary shares of 25p   07/04/2006

88(2)R      Return of allotment of shares - 29,241 ordinary shares of 25p   07/04/2006

88(2)R      Return of allotment of shares - 68,676 ordinary shares of 25p   07/04/2006

88(2)R      Return of allotment of shares - 547,461 ordinary shares of      25/04/2006
            25p

88(2)R      Return of allotment of shares - 2,311,080 ordinary shares of    20/04/2006
            25p

AA          Annual accounts                                                 20/04/2006

88(2)R      Return of allotment of shares - 61,114 ordinary shares of 25p   26/04/2006

363a        Annual return                                                   05/05/2006

288b        Resignation - M.A. van den Bergh                                17/05/2006

RES01       Renew directors authority to purchase own shares and            18/05/2006
            alterations to memorandum and articles

88(2)R      Return of allotment of shares - 5,000 ordinary shares of 25p    19/05/2006

88(2)R      Return of allotment of shares - 3,000 ordinary shares of 25p    19/05/2006

88(2)R      Return of allotment of shares - 20,479 ordinary shares of 25p   24/05/2006

88(2)R      Return of allotment of shares - 26,259 ordinary shares of 25p   24/05/2006

88(2)R      Return of allotment of shares - 26,764 ordinary shares of 25p   24/05/2006

88(2)R      Return of allotment of shares - 82,459 ordinary shares of 25p   24/05/2006

88(2)R      Return of allotment of shares - 53,607 ordinary shares of 25p   24/05/2006

88(2)R      Return of allotment of shares - 53,982 ordinary shares of 25p   24/05/2006

88(2)R      Return of allotment of shares - 80,570 ordinary shares of 25p   24/05/2006

88(2)R      Return of allotment of shares - 50,468 ordinary shares of 25p   24/05/2006

88(2)R      Return of allotment of shares - 24,661 ordinary shares of 25p   24/05/2006

88(2)R      Return of allotment of shares - 3,899 ordinary shares of 25p    24/05/2006

88(2)R      Return of allotment of shares - 46,252 ordinary shares of 25p   24/05/2006

88(2)R      Return of allotment of shares - 47,670 ordinary shares of 25p   24/05/2006

88(2)R      Return of allotment of shares - 36,424 ordinary shares of 25p   24/05/2006

88(2)R      Return of allotment of shares - 52,525 ordinary shares of 25p   24/05/2006

88(2)R      Return of allotment of shares - 26,365 ordinary shares of 25p   30/05/2006

288c        Change in particulars - Ewan Brown                              03/06/2006

288c        Change in particulars - Sir Victor Blank                        05/06/2006

MEM/ARTS    Memorandum and Articles of association                          09/06/2006

288c        Change in particulars - Ewan Brown                              23/06/2006

88(2)R      Return of allotment of shares - 18,206,508 ordinary shares of   29/06/2006
            25p

88(2)R      Return of allotment of shares - 3,676,449 ordinary shares of    29/06/2006
            25p

88(2)R      Return of allotment of shares - 245,116 ordinary shares of      29/06/2006
            25p

88(2)R      Return of allotment of shares - 19,643 ordinary shares of 25p   29/06/2006

88(2)R      Return of allotment of shares - 2,695,136 ordinary shares of    29/06/2006
            25p

88(2)R      Return of allotment of shares - 143,159 ordinary shares of      29/06/2006
            25p

88(2)R      Return of allotment of shares - 731,295 ordinary shares of      27/07/2006
            25p

88(2)R      Return of allotment of shares - 737,882 ordinary shares of      31/07/2006
            25p

288C        Change in particulars - Sir Julian Horn-Smith                   07/08/2006

288c        Change in particulars - Lord Leitch                             14/08/2006

88(2)R      Return of allotment of shares - 353,767 ordinary shares of      21/08/2006
            25p

88(2)R      Return of allotment of shares - 244,714 ordinary shares of      21/08/2006
            25p

88(2)R      Return of allotment of shares - 1,148,724 ordinary shares of    23/08/2006
            25p

288c        Change in particulars - Dr. Julius                              30/8/2006

88(2)R      Return of allotment of shares - 217,467 ordinary shares of      31/08/2006
            25p

88(2)R      Return of allotment of shares - 24,984 ordinary shares of 25p   31/08/2006

88(2)R      Return of allotment of shares - 453,397 ordinary shares of      01/09/2006
            25p

88(2)R      Return of allotment of shares - 366,557 ordinary shares of      01/09/2006
            25p

88(2)R      Return of allotment of shares - 140,481 ordinary shares of      01/09/2006
            25p

88(2)R      Return of allotment of shares - 600,0000 ordinary shares of     04/09/2006
            25p

128(1)      Statement of rights attached to allotted shares                 04/09/2006

88(2)R      Return of allotment of shares - 9,000 ordinary shares of 25p    19/09/2006

88(2)R      Return of allotment of shares - 95,117 ordinary shares of 25p   20/09/2006
            Return of allotment of shares - 120,186 ordinary shares of
            25p

88(2)R      Return of allotment of shares - 103,614 ordinary shares of      25/09/2006
            25p

88(2)R      Return of allotment of shares - 135,034 ordinary shares of      06/10/2006
            25p

88(2)R      Return of allotment of shares - 84,631 ordinary shares of 25p   10/10/2006

88(2)R      Return of allotment of shares - 125,793 ordinary shares of      17/10/2006
            25p

88(2)R      Return of allotment of shares - 12,000 ordinary shares of 25p   23/10/2006

88(2)R      Return of allotment of shares - 109,878 ordinary shares of      27/10/2006
            25p

288c        Change of particulars - Mr. M.E. Fairey                         31/10/2006

288c        Change of particulars - Mr. G.J.N. Gemmell                      31/10/2006

288b        Resignation - Mrs A.A. Knight                                   03/11/2006

88(2)R      Return of allotment of shares - 161,684 ordinary shares of      09/11/2006
            25p

88(2)R      Return of allotment of shares - 13,000 ordinary shares of 25p   10/11/2006

88(2)R      Return of allotment of shares - 1,958,000 ordinary shares of    13/11/2006
            25p

288c        Change in particulars - Mr. G.J.N. Gemmell                      13/11/2006

88(2)R      Return of allotment of shares - 160,481 ordinary shares of      20/11/2006
            25p

88(2)R      Return of allotment of shares - 386,807 ordinary shares of      21/11/2006
            25p
88(2)R      Return of allotment of shares - 8,000 ordinary shares of 25p    30/11/2006

88(2)R      Return of allotment of shares - 5,000 ordinary shares of 25p    11/12/2006

88(2)R      Return of allotment of shares - 5,000 ordinary shares of 25p    15/12/2006

88(2)R      Return of allotment of shares - 232,319 ordinary shares of      19/12/2006
            25p

            Return of allotment of shares - 298,102 ordinary shares of 25p

            Return of allotment of shares - 211,808 ordinary shares of 25p

88(2)R      Return of allotment of shares - 410,252 ordinary shares of      22/12/2006
            25p

288c        Change in particulars - Sir Victor Blank                        29/12/2006

88(2)R      Return of allotment of shares - 4,500 ordinary shares of 25p    04/01/2007

88(2)R      Return of allotment of shares - 137,000 ordinary shares of      05/01/2007
            25p

288c        Change in particulars - Mr. M.E. Fairey                         11/01/2007

288c        Change in particulars - Mr. G.J.N. Gemmell                      11/01/2007

88(2)R      Return of allotment of shares - 114,466 ordinary shares of      12/01/2007

            25p
88(2)R      Return of allotment of shares - 183,186 ordinary shares of      12/01/2007
            25p

88(2)R      Return of allotment of shares - 8,000 ordinary shares of 25p    15/01/2007

88(2)R      Return of allotment of shares - 13,000 ordinary shares of 25p   17/01/2007

88(2)R      Return of allotment of shares - 24,875 ordinary shares of 25p   22/01/2007

88(2)R      Return of allotment of shares - 271,968 ordinary shares of      22/01/2007
            25p

88(2)R      Return of allotment of shares - 18,000 ordinary shares of 25p   24/01/2007

288c        Change in particulars - Sir Julian Horn-Smith                   31/01/2007

88(2)R      Return of allotment of shares - 14,650 ordinary shares of 25p   08/02/2007

88(2)R      Return of allotment of shares - 50,214 ordinary shares of 25p   12/02/2007

88(2)R      Return of allotment of shares - 58,020 ordinary shares of 25p   12/02/2007

88(2)R      Return of allotment of shares - 114,658 ordinary shares of      12/02/2007
            25p

288c        Change in particulars - Ewan Brown                              14/02/2007

88(2)R      Return of allotment of shares - 5,000 ordinary shares of 25p    15/02/2007

88(2)R      Return of allotment of shares - 17,511 ordinary shares of 25p   22/02/2007

288c        Change in particulars - Lord Leitch                             05/03/2007

88(2)R      Return of allotment of shares - 31,000 ordinary shares of 25p   06/03/2007

288c        Change in particulars - Mike Fairey                             08/03/2007

88(2)R      Return of allotment of shares - 27,000 ordinary shares of 25p   09/03/2007

88(2)R      Return of allotment of shares - 149,332 ordinary shares of      13/03/2007
            25p

88(2)R      Return of allotment of shares - 17,176 ordinary shares of 25p   13/03/2007

288c        Change in particulars - Jan du Plessis                          21/03/2007



Section 3

Securities & Exchange Commission (SEC) and New York Stock Exchange

Form        Brief description of information published                       Date of
description                                                                  publication
            These are the notifications to the SEC and the New York Stock
            Exchange of the items listed against the same dates in section 1 of this update (unless otherwise stated)

6-K         Report of foreign issuer                                         03/04/2006
6-K         Report of foreign issuer                                         06/04/2006
6-K         Report of foreign issuer                                         19/04/2006
6-K         Report of foreign issuer                                         21/04/2006
6-K         Report of foreign issuer                                         24/04/2006
6-K         Report of foreign issuer                                         27/04/2006
6-K         Report of foreign issuer                                         28/04/2006
6-K         Report of foreign issuer x2                                      03/05/2006
6-K         Report of foreign issuer                                         04/05/2006
6-K         Report of foreign issuer x2                                      05/05/2006
6-K         Report of foreign issuer                                         09/05/2006
6-K         Report of foreign issuer                                         11/05/2006
6-K         Report of foreign issuer                                         12/05/2006
6-K         Report of foreign issuer                                         15/05/2006
6-K         Report of foreign issuer                                         16/05/2006
6-K         Report of foreign issuer                                         19/05/2006
6-K         Report of foreign issuer                                         24/05/2006
6-K         Report of foreign issuer                                         25/05/2006
6-K         Report of foreign issuer x2                                      02/06/2006
20-K        Report of foreign issuer                                         06/06/2006
6-K         Report of foreign issuer                                         07/06/2006
6-K         Report of foreign issuer                                         08/06/2006
6-K         Report of foreign issuer                                         19/06/2006
6-K         Report of foreign issuer                                         20/06/2006
6-K         Report of foreign issuer                                         21/06/2006
6-K         Report of foreign issuer                                         23/06/2006
6-K         Report of foreign issuer                                         03/07/2006
6-K         Report of foreign issuer                                         21/07/2006
6-K         Report of foreign issuer                                         24/07/2006
6-K         Report of foreign issuer                                         25/07/2006
6-K         Report of foreign issuer                                         26/07/2006
6-K         Report of foreign issuer                                         02/08/2006
6-K         Report of foreign issuer                                         02/08/2006
6-K         Report of foreign issuer x2                                      03/08/2006
6-K         Report of foreign issuer                                         09/08/2006
6-K         Report of foreign issuer                                         14/08/2006
6-K         Report of foreign issuer                                         17/08/2006
6-K         Report of foreign issuer                                         22/08/2006
6-K         Report of foreign issuer                                         23/08/2006
6-K         Report of foreign issuer                                         23/08/2006
6-K         Report of foreign issuer                                         21/09/2006
6-K         Report of foreign issuer                                         22/09/2006
6-K         Report of foreign issuer                                         05/10/2006
6-K         Report of foreign issuer                                         06/10/2006
6-K         Report of foreign issuer                                         13/10/2006
6-K         Report of foreign issuer                                         16/10/2006
6-K         Report of foreign issuer                                         17/10/2006
6-K         Report of foreign issuer                                         19/10/2006
6-K         Report of foreign issuer                                         20/10/2006
6-K         Report of foreign issuer                                         24/10/2006
6-K         Report of foreign issuer                                         24/10/2006
6-K         Report of foreign issuer                                         08/11/2006
6-K         Report of foreign issuer                                         08/11/2006
6-K         Report of foreign issuer                                         22/11/2006
6-K         Report of foreign issuer x2                                      22/11/2006
6-K         Report of foreign issuer                                         24/11/2006
6-K         Report of foreign issuer                                         11/12/2006
6-K         Report of foreign issuer                                         18/12/2006
6-K         Report of foreign issuer                                         19/12/2006
6-K         Report of foreign issuer                                         21/12/2006
6-K         Report of foreign issuer                                         22/12/2006
6-K         Report of foreign issuer                                         22/12/2006
6-K         Report of foreign issuer                                         03/01/2007
6-K         Report of foreign issuer                                         05/01/2007
6-K         Report of foreign issuer                                         11/01/2007
6-K         Report of foreign issuer                                         12/01/2007
6-K         Report of foreign issuer                                         19/01/2007
6-K         Report of foreign issuer                                         23/01/2007
6-K         Report of foreign issuer                                         25/01/2007
6-K         Report of foreign issuer                                         29/01/2007
6-K         Report of foreign issuer                                         31/01/2007
6-K         Report of foreign issuer                                         01/02/2007
6-K         Report of foreign issuer                                         09/02/2007
6-K         Report of foreign issuer                                         15/02/2007
6-K         Report of foreign issuer                                         21/02/2007
6-K         Report of foreign issuer                                         23/02/2007
6-K         Report of foreign issuer                                         23/02/2007
6-K         Report of foreign issuer                                         27/02/2007
6-K         Report of foreign issuer                                         01/03/2007
6-K         Report of foreign issuer                                         07/03/2007
6-K         Report of foreign issuer                                         08/03/2007
6-K         Report of foreign issuer                                         09/03/2007
6-K         Report of foreign issuer                                         12/03/2007
6-K         Report of foreign issuer                                         21/03/2007
6-K         Report of foreign issuer                                         22/03/2007
6-K         Report of foreign issuer                                         30/03/2007
6-K         Report of foreign issuer                                         02/04/2007





Section 4

Comision Nacional del Mercado de Valores (CNMV) - Spain

Form        Brief description of information published                       Date of
description                                                                  publication


            A letter addressed to the CNMV relating to the 2005 corporate    17/05/2006
            governance report filed with the CNMV attaching the English version of the 2005 corporate governance report extracted from the 2005 report and accounts and a translation into Spanish of the 2005 corporate governance report


                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:   01 May 2007